David A. Bell Partner	April 10, 2017	Email dbell@fenwick.com Direct Dial (650) 335-7130

VIA EDGAR AND OVERNIGHT DELIVERY
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3720
Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director
Ji Shin, Attorney‑Advisor
Kathleen Collins, Accounting Branch Chief
Brittany Ebbert, Staff Accountant

Re:	Cloudera, Inc. Registration Statement on Form S‑1 Filed March 31, 2017 File No. 333‑217071

Ladies and Gentlemen:
On behalf of Cloudera, Inc. (the “Company”), we are concurrently transmitting herewith Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S‑1 (File No. 333‑217071) that was filed by the Company with the U.S. Securities and Exchange Commission (the “Commission”) on March 31, 2017 (collectively as amended, the “Registration Statement”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in the Staff’s letter dated April 6, 2017 (the “Letter”). The numbered paragraphs below correspond to the numbered comments in the Letter, and the Staff’s comments are presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight courier four copies of Amendment No. 1 in paper format, marked to show changes from the Registration Statement as initially filed.
In addition to addressing the comments raised by the Staff in the Letter, the Company has revised the Registration Statement to update certain other disclosures.
Prospectus Summary
Summary Consolidated Financial Data, page 11

1.	Please tell us how you considered the guidance in Rule 11‑02(b)(6) of Regulation S‑X when excluding the 1% of net offering proceeds that will be used to fund the Cloudera
Foundation from your pro forma information, as this appears to be directly attributable to the transaction.

United States Securities and Exchange Commission
Division of Corporation Finance
April 10, 2017

In response to the Staff’s comment, the Company has revised its disclosure on pages 13 and 47 of Amendment No. 1 to clarify that the pro forma information does give effect to the use of 1% of the net proceeds to fund the Cloudera Foundation (removing the footnote stating otherwise).
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Our Hybrid Open Source Software (HOSS) Business Model
Operating Model, page 56

2.
In comment 14 to your January 27, 2017 response letter, you state that the combination of the net expansion rate and number of Global 8000 customers is the most useful way to understand the development of your business. Here you disclose the number of Global 8000 customers for each of the last three fiscal years, but only provide the percentage of revenue generated from these customers in fiscal year 2017. Please tell us the percentage of revenue generated from your Global 8000 customers for fiscal years 2015 and 2016, and disclose such amounts so that an investor can better understand how the Global 8000 customers have impacted your operations.

In response to the Staff’s comment, the Company has revised its disclosure on pages 2, 56 and 86 of Amendment No. 1 to include the percentage of revenue generated from the Company’s Global 8000 customers for fiscal years 2015 and 2016. The Company did not track the Global 8000 constituents before fiscal year 2017 and, as a consequence, does not have the ability, without unreasonable effort, to retrospectively assemble the Global 8000 constituents for fiscal years 2015 and 2016. Therefore, as disclosed in Amendment No. 1, the percentages of revenue generated from the Company’s Global 8000 customers for fiscal years 2015 and 2016 that are disclosed in Amendment No. 1 are based on the Global 8000 constituents as of November 1, 2016.

3.	Please address the following as it relates to your disclosure on page 58 regarding sales and marketing expenses related to various tranches of customers:

•	tell us, and consider disclosing, the related sales and marketing expense percentage attributable to those customers who generated less than $500,000 in subscription revenue;

The Company respectfully advises the Staff that because it does not currently have the ability to separate prospecting costs from sales cost, the Company cannot accurately determine the sales and marketing expense attributable to customers who generated less than $500,000 of subscription revenue in the fiscal year.  Given the organization of the Company’s salesforce, for customers with more than $500,000 of subscription revenue in a given fiscal year, the amount of time spent by the salesforce that sells to these customers (hence expense) associated with prospecting at potential customers is modest. Thus, allocating this prospecting expense to existing customers does not distort the allocated sales and marketing expense. However, for customers who generated less than $500,000 of subscription revenue in the fiscal year, the salesforce that sells to them spends a significant portion of their time prospecting for new customers - a significant portion of which is attributable to prospects who have not yet (and who may not) become customers. As noted above, the Company cannot separate prospecting costs from selling costs at this time. Therefore, allocating these prospecting costs to these sub‑$500,000 customers would materially distort the ratio of sales and marketing expense to revenue and may be misleading to investors.

United States Securities and Exchange Commission
Division of Corporation Finance
April 10, 2017

•
disclose the total subscription revenue or percentage of revenue generated by each customer tranche (i.e., customers who generated more than $1.0 million in subscription revenue and customers who generated between $500,000 and $1.0 million). Also, consider disclosing this information for customers who generated less than $500,000 in subscription revenue; and

In response to the Staff’s comment, the Company has revised its disclosure in the last sentence of the relevant paragraph on page 58 of Amendment No. 1 to disclose the relative percentage of subscription revenue in fiscal 2017 from customers who generated between $500,000 and $1.0 million in subscription revenue and customers who generated more than $1.0 million in subscription revenue. The Company respectfully advises the Staff that for the reasons discussed above in response to the first bullet of this Comment 3, it does not believe that it is appropriate to provide disclosure of the percentage of subscription revenue from customers who generated less than $500,000 in subscription revenue in fiscal 2017, as such information would lack context (since the sales and marketing expense percentage for those customers will not be similarly disclosed).

•	tell us the percentage of revenue from new versus existing customers within each tranche.

The Company respectfully advises the Staff that it does not track revenue from new versus existing customers when operating its business, and does not have that information reasonably available to it without undue effort. Further, as previously disclosed, the Company’s customers generally start with small deployments.  Consequently, the Company expects that, if it did have the revenue from new versus existing customers and that if this information were broken down by the relevant tranches, the revenue from new customers would be immaterial as a percentage of each of the “between $500,000 and $1.0 million” and the “more than $1,000,000” tranches.
Liquidity and Capital Resources, page 72

4.
To the extent that you have material amounts of cash, cash equivalents and short‑term securities held outside of the U.S., either currently or in the future, please disclose these amounts and the impact of repatriating these funds. We refer you to Item 303(a)(1) of Regulation S‑K and Section IV of SEC Release 33‑8350.

The Company respectfully advises the Staff that the Company does not currently have material amounts of cash, cash equivalents and short‑term securities held outside of the United States. If these amounts become material in the future, the Company will consider any necessary disclosure of the amounts and the impact of repatriating any such funds.
* * * * * * *

United States Securities and Exchange Commission
Division of Corporation Finance
April 10, 2017

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335‑7130, or, in my absence, Niki Fang, Esq. at (650) 335‑7252.

Sincerely,
Fenwick & West LLP
/s/ David A. Bell
David A. Bell

cc:	Tom Reilly, Chief Executive Officer
Jim Frankola, Chief Financial Officer
David Middler, Esq., Chief Legal Officer
Jay Wedge, Esq., Senior Counsel
Cloudera, Inc.

Niki Fang, Esq.
Jennifer J. Hitchcock, Esq.
Amanda E. Baratz, Esq.
Fenwick & West LLP

Richard C. Blake, Esq.
Heidi E. Mayon, Esq.
Brian Savage, Esq.
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Dane B. Wall
Ernst & Young LLP